EXHIBIT F
SPRINGER COLLECTIONS, INC.
SUBSCRIPTION AGREEMENT

SPRINGER COLLECTIONS INC.
SUBSCRIPTION AGREEMENT
FOR
THE UNDERSIGNED SUBSCRIBER

THIS SHARE PURCHASE SUBSCRIPTION AGREEMENT (the "**Agreement**"), is entered into effective on the later of the date signed by the subscriber or the date in which the Company reaches the initial offering amount, whichever is later, by and between Springer Collections Inc., a Minnesota Corporation (the "**Company**"), and the subscriber indicated on the signature page (the "**Subscriber**").

WITNESSETH

In consideration of the mutual promises contained herein, and for other good and valuable consideration, the sufficiency of which is hereby acknowledged, the parties agree as follows:

1.   Agreement of Sale. The Company agrees to sell to Subscriber, and Subscriber agrees to purchase from the Company 200 Units (the "**Shares**") of the Company, specifically Class B Preferred Stock in exchange for the purchase price (par value $1.00) of $200.00 (the "**Purchase Price**").

2.   Payment of the Purchase Price. The Company hereby acknowledges receipt of the Purchase Price.

3.   Representations and Warranties of the Company. In consideration of Subscriber's subscription for the Shares, the Company represents and warrants to Subscriber as follows:

(a)   Organization. The Company is a duly organized and validly existing Corporation under the laws of the State of Minnesota.

(b)   Good Standing. The Company is in good standing under the laws of the State of Minnesota, and there are no proceedings or actions pending to limit or impair any of its powers, rights and privileges, or to dissolve it.

(c)   Corporate Authorization. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by proper corporate action of the Company.

4.   Representations and Warranties of Subscriber. In consideration of the Company's offer to sell the Shares, Subscriber hereby represents and warrants to the Company as follows:

(a)   That Subscriber is in a financial position to hold the Shares for an indefinite period of time and is able to bear the economic risk and withstand a complete loss of Subscriber's investment in the Shares;

(b)   That Subscriber, either alone or with the assistance of Subscriber's own professional advisors, has such knowledge and experience in financial and business matters that Subscriber is capable of evaluating the merits and risks of the prospective investment in the Shares;

(c)   That Subscriber has obtained, to the extent Subscriber deems necessary, the Subscriber's own personal professional advice with respect to the risks inherent in the investment in the Shares, and the suitability of an investment in the Shares in light of Subscriber's financial condition and investment needs;

(d)   That Subscriber believes that the investment in the Shares is suitable for the Subscriber based upon the Subscriber's investment objectives and financial needs, and the Subscriber has adequate means for providing for his/her current financial needs and personal contingencies and has no need for liquidity of investment with respect to the Shares;

(e)   That Subscriber has been given access to full and complete information regarding the Company and has utilized such access to Subscriber's satisfaction for the purpose of obtaining information regarding the Company, and, particularly, Subscriber has either met with or been given reasonable opportunity to meet with representatives of the Company for the purpose of asking questions of, and receiving answers from, such representatives concerning the Company and its business plan;

(f)   That the Subscriber certifies, under penalties of perjury, that the undersigned is not subject to the backup withholding provisions of Section 3406(a) of the Internal Revenue Code of 1986, as amended. *(**Note:** You are subject to backup withholding if (i) you fail to furnish your Social Security number or taxpayer identification number herein; (ii) the Internal Revenue Service notifies the Company that you furnished an incorrect Social Security number or taxpayer identification number; (iii) you are notified that you are subject to backup withholding; or (iv) you fail to certify that you are not subject to backup withholding or you fail to certify your Social Security number or taxpayer identification number.)*

(g)   The Shares are being purchased for Subscriber's own account and for investment and without the intention of reselling or redistributing the Shares, and Subscriber has made no agreement with others regarding the Shares and Subscriber's financial condition is such that it is not likely that it will be necessary to dispose of the Shares in the foreseeable future. Subscriber is aware that, in the view of the Securities and Exchange Commission, a purchase of the Shares with an intent to resell by reason of any foreseeable specific contingency or anticipated change in market values, or any change in the condition of the Company, or in connection with a contemplated liquidation or settlement of any loan obtained for the acquisition of the Shares and for which the Shares were pledged, would represent an intent inconsistent with the representations set forth above;

(h)   Subscriber realizes that the financial and governance interests are highly speculative, illiquid and involve a high degree of risk, including the risks of receiving no return on the investment and of losing the Subscriber's entire investment in the Company;

(i)   If an entity, Subscriber was not formed for the purpose of investing in the Shares;

(j)   Subscriber acknowledges that the Class B Preferred Stock is subject to transfer restrictions, share repurchase options, and other restrictions as set forth in the Bylaws and Buy-Sell Agreement of the Company. Subscriber will be required to sign a copy of such Agreements as a condition of becoming a shareholder of the Company.

(k)   Neither Subscriber nor any of his/her spouses, parents, parents-in-law, siblings, siblings-in-law, children, or relatives which Subscriber supports are a director, officer, partner, branch manager, registered representative, employee, shareholder of, or similarly related to or engaged by a brokerage firm.

5.   <u>Investment Purpose in Acquiring the Shares</u>. Subscriber acknowledges that the Shares have not been registered under the Securities Act of 1933, as amended (the "Securities Act"), or applicable state securities laws and that such Shares will be issued to Subscriber in reliance on exemptions from the registration requirements of the Securities Act and applicable state securities laws and in reliance on Subscriber's and the Company's representations and agreements contained herein. Subscriber is subscribing to acquire the Shares for the account of Subscriber for investment purposes only and not with a view to their resale or distribution. Subscriber has no present intention to divide their participation with others or to resell or otherwise dispose of all or any part of the Shares. In making these representations, Subscriber understands that, in the view of the Securities and Exchange Commission, exemption of the Shares from the registration requirements of the Securities Act would not be available if, notwithstanding the representations of Subscriber, Subscriber has in mind merely acquiring the Shares for resale or distribution upon the occurrence or nonoccurrence of some predetermined event.

6.   <u>Compliance with Securities Act</u>. Subscriber agrees that if the Shares or any part thereof are sold or distributed in the future, Subscriber shall sell or distribute them pursuant to the requirements of the Act and applicable state securities laws. Subscriber agrees that Subscriber will not transfer any part of the Shares without (i) obtaining an opinion of counsel satisfactory in form and substance to the counsel for the Company to the effect that such transfer is exempt from the registration requirements under the Act and applicable state securities laws or (ii) such registration.

7.   <u>Stop Transfer Order</u>. Subscriber agrees that the Company may place a stop transfer order with its registrar and transfer agent (if any) covering any certificates representing the Shares.

9.   Knowledge of Restrictions upon Transfer of the Shares. Subscriber understands that the Shares are not freely transferable and may, in fact, be prohibited from sale for an extended period of time and that, as a consequence thereof, the undersigned must bear the economic risk of investment in the Shares for an indefinite period of time and may have extremely limited opportunities to dispose of the Shares.

10.   Binding Effect. Neither this Agreement nor any interest herein shall be assignable by Subscriber without the prior written consent of the Company. The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto, and their respective heirs, legal representatives, successors and assigns.

11.   Representations to Survive Delivery. The representations, warranties, and agreements of the Company and of Subscriber contained in this Agreement will remain operative and in full force and effect and will survive the payment of the purchase price pursuant to Section 2 above and the delivery of certificates representing the Shares, if any.

12.   Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Minnesota, exclusive of its conflict of law provisions.

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed effective as of the date first above-written.

SUBSCRIBER: ACCEPTED BY THE COMPANY:
                                             SPRINGER COLLECTIONS INC.

_____   _____
Subscriber's Name: By: Timothy Murray
Subscriber # of Class B Preferred Shares: 200   Its: Interim CEO